SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30371; File No. 812-14084]

Allianz Variable Insurance Products Fund of Funds Trust, et al.; Notice of Application

January 29, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from rule 12d1-2(a) under the Act.

Summary of Application: Applicants request an order to permit open-end management

investment companies relying on rule 12d1-2 under the Act to invest in certain financial

instruments.

Applicants: Allianz Variable Insurance Products Fund of Funds Trust ("FOF Trust"), Allianz

Variable Insurance Products Trust ("VIP Trust" and, together with FOF Trust, the "Trusts"),

Allianz Investment Management LLC ("AIM"), and Allianz Life Financial Services, LLC

("ALFS").

Filing Date: The application was filed on October 16, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on February 25, 2013, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090; Applicants: 5701 Golden Hills Drive, Minneapolis,

MN 55416-1297.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876, or Mary

Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   Each of FOF Trust and VIP Trust is organized as a Delaware statutory trust and is
registered under the Act as an open-end management investment company. AIM, a Minnesota
corporation, is an indirect, wholly owned subsidiary of Allianz SE, and an investment adviser
registered under the Investment Advisers Act of 1940 ("Advisers Act"). AIM currently serves as
investment adviser to each existing Fund of Funds (as defined below). ALFS, a Minnesota
corporation, is an indirect, wholly owned subsidiary of Allianz SE, and a broker-dealer registered
under the Securities Exchange Act of 1934 ("Exchange Act"). ALFS serves as the distributor for
each existing Fund of Funds.

2.   Applicants request the exemption to the extent necessary to permit any existing or
future series of the Trusts or any other existing or future registered open-end management
investment company or series thereof that: (i) is advised by AIM or an entity controlling,

controlled by, or under common control with AIM (any such adviser, or AIM, an "Adviser")[1];

(ii) invests in other registered open-end management investment companies ("Underlying

Funds") in reliance on section 12(d)(1)(G) of the Act; and (iii) is also eligible to invest in

securities (as defined in section 2(a)(36) of the Act) in reliance on rule 12d1-2 under the Act

(each, a "Fund of Funds"), to also invest, to the extent consistent with its investment objectives,

policies, strategies and limitations, in financial instruments which may not be securities within

the meaning of section 2(a)(36) of the Act ("Other Investments").[2] Applicants also request that

the order exempt any entity controlling, controlled by or under common control with ALFS that

now or in the future acts as principal underwriter with respect to the transactions described in the

application.

3.   Consistent with its fiduciary obligations under the Act, each Fund of Funds' board

of trustees will review the advisory fees charged by the Fund of Funds' Adviser to ensure that

they are based on services provided that are in addition to, rather than duplicative of, services

provided pursuant to the advisory agreement of any investment company in which the Fund of

Funds may invest.

Applicants' Legal Analysis:

1.   Section 12(d)(1)(A) of the Act provides that no registered investment company

("acquiring company") may acquire securities of another investment company ("acquired

company") if such securities represent more than 3% of the acquired company's outstanding

voting stock or more than 5% of the acquiring company's total assets, or if such securities,

together with the securities of other investment companies, represent more than 10% of the

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[1] Any other Adviser also will be registered under the Advisers Act.

[2] Every existing entity that currently intends to rely on the requested order is named as an applicant. Any entity that relies on the order in the future will do so only in accordance with the terms and condition in the application.

acquiring company's total assets. Section 12(d)(1)(B) of the Act provides that no registered

open-end investment company may sell its securities to another investment company if the sale

will cause the acquiring company to own more than 3% of the acquired company's voting stock,

or cause more than 10% of the acquired company's voting stock to be owned by investment

companies and companies controlled by them.

2.	Section 12(d)(1)(G) of the Act provides, in part, that section 12(d)(1) will not

apply to securities of an acquired company purchased by an acquiring company if: (i) the

acquired company and acquiring company are part of the same group of investment companies;

(ii) the acquiring company holds only securities of acquired companies that are part of the same

group of investment companies, government securities, and short-term paper; (iii) the aggregate

sales loads and distribution-related fees of the acquiring company and the acquired company are

not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a

securities association registered under section 15A of the Exchange Act or by the Commission;

and (iv) the acquired company has a policy that prohibits it from acquiring securities of

registered open-end investment companies or registered unit investment trusts in reliance on

section 12(d)(1)(F) or 12(d)(1)(G) of the Act.

3.	Rule 12d1-2 under the Act permits a registered open-end investment company or

a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in

addition to securities issued by another registered investment company in the same group of

investment companies, government securities, and short-term paper: (i) securities issued by an

investment company that is not in the same group of investment companies, when the acquisition

is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (ii) securities (other than securities

issued by an investment company); and (iii) securities issued by a money market fund, when the

investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the Act.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of the Act, or from any rule under the Act, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

5.   Applicants state that the Funds of Funds will comply with rule 12d1-2 under the Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments. Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Funds of Funds to invest in Other Investments while investing in Underlying Funds. Applicants assert that permitting the Funds of Funds to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) were designed to address.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary